Exhibit 99.11

Second Quarter Report to Shareholders

The fiscal second quarter for the Company spans the three months of summer typically associated with overall depressed commodity prices and a general decline in resource market activity.  While the price of gold bounced unpredictably above and below $400 per ounce throughout the quarter, cobalt exhibited surprising price stability.  While the commodity initially fell from $26 to $25 per pound, it quickly settled to the $24 per pound mark resisting further decline for the duration of the quarter and beyond.  During this period the Company made advances on many fronts including the opening of the Sunshine Precious Metals Refinery, the raising of additional funds through the exercise of warrants and options, the initiation of a diamond drill program on the Idaho Cobalt Project, the retaining of Auramet Trading, LLC (Auramet) to act as marketing advisor for the Refinery and the selection of Hatch Ltd. (Hatch) to prepare a Definitive Feasibility Study on the Idaho Cobalt Project.

At the beginning of the quarter the Company announced that its wholly owned subsidiary, Formation Chemicals, Inc. had completed the startup phase of the Sunshine Precious Metals Refinery and that the refinery was open for business.  As a testament to the capabilities of the refinery’s operations personnel under the guidance of Mr. John L. Allen, General Manager, the project was finished on time and under budget.  The Company has since witnessed a strong interest in the high purity product produced from the facility in response to the apparent reduced availability of physical silver.

Shortly after the Sunshine Precious Metals Refinery was operational and accepting customers, the Company announced Formation Chemicals, Inc. had engaged Auramet as its marketing advisor for the newly refurbished precious metals refinery.  Auramet was brought on board to develop a comprehensive marketing strategy for the Refinery, as well as assist in its revolving capital needs.

Auramet’s principals include Jim Verraster, CEO of Auramet, who previously built and led the Mining Finance and Precious Metals Marketing team for Standard Bank in New York.  His colleague, Mark Edelstein, has 15 years industry experience and was the former head of Standard Bank's Corporate Finance Department in New York.  In addition, Justin Sullivan, a well respected commodities lawyer has nearly 20 years legal experience in the private sector and was a partner with Edwards & Angell, LLP.  Together these talented individuals bring over 50 years of successful precious metals marketing and financing experience to the refinery.

The Sunshine Precious Metals Refinery has since continued to attract new customers and is currently processing client’s material.  The refinery is continuing to source customers with the goal of filling the refinery to capacity.  Cash flow from these operations will mark a significant milestone for the Company.

Later in June it was announced that through the exercise of warrants and options, over $5 million had been generated for the Company between December 1, 2003 and June 25th, 2004.  During the second quarter the Company had 7,652,479 share purchase warrants exercised ranging in price from $0.25 to $0.50 for gross proceeds of $2,306,953.  The Company also initiated an IR campaign in order to increase public awareness of the Company’s assets.  As a result of this marketing effort the Company has elected to continue this media campaign and to date has received over one thousand requests for additional information.

In August the Company announced the appointment of Hatch to prepare a definitive feasibility study for the Idaho Cobalt Project.  Hatch is one of the world’s leading professional engineering firms providing mining and metals companies with complete facilities and process design, business consulting, information systems, technology transfer, and project and construction management services.

The highly qualified team provided by Hatch has expertise in the preparation of feasibility studies, as well as experience in the operation, design, and construction of mineral processing plants.  Hatch’s up-to-date knowledge of key success factors for international mining projects will play an essential role in ensuring that the Idaho Cobalt Project implementation is a success.

Data from the Company’s current 25,000 foot drill program on the Idaho Cobalt Project, designed to develop additional reserves and resources, improve the knowledge of the ore zones and minimize development risk, will be used by Mine Development Associates of Reno, NV, to provide the Company with an updated independent reserve audit.  The data from the updated reserve audit will in turn be incorporated into Hatch’s definitive feasibility study, expected to be completed by the end of the first fiscal quarter of 2005.

Results returned from the diamond drill program initiated near the beginning of the quarter proved to be very exciting.  R04-01 successfully intersected down dip mineralization an additional 120 feet in depth below that discovered in previous drilling while R04-03 similarly intersected down dip mineralization an additional 460 feet below that previously defined.  The maximum depth of mineralization used to calculate reserves and resources outlined in previous year’s drilling was 650 feet below the surface.

Also very encouraging, the widths and grades of these intersections is consistent with previously intersected mineralized horizons which were incorporated into the existing reserves and resources.

Similar to previously announced results, subsequent new drill holes verified down-dip mineralization an additional vertical 273 feet on section 4+00N (R04-05 and R04-08) beyond the previously defined depth of mineralization.  Mineralization has thus been extended down dip along 400 feet of strike and remains open.  As well, an additional 200 feet of main zone mineralization has been defined along strike to the south on section 8+00S (R04-07) and remains open as well.  Drill holes R04-2, R04-4 and R04-06 were abandoned prior to reaching target depth while results are pending on numerous remaining holes.

Although the drill program got off to a slow start due primarily to fractured near surface ground conditions and the deeper drill holes requiring frequent down-hole surveys, the results returned continue to develop the resource along strike and down dip.  Currently the program has completed approximately three quarters of its targeted 25,000 foot goal and we continue to drill with two drill rigs.

With a strong balance sheet and focused goal in sight, the Idaho Cobalt Project is moving steadfastly toward the completion of its definitive feasibility study and mine permitting.  The Sunshine Precious Metals Refinery is operative and continues to attract new customers.  With each fiscal quarter’s accomplishments, Formation Capital Corporation is approaching its transitional phase from exploration and development to mining and refining.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green, C.E.O.

October 14, 2004

Formation Capital Corporation

 consolidated financial statements

AUGUST 31, 2004

(Unaudited – prepared by Management)

These Financial Statements Have Not Been Reviewed By The Company’s Auditors

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian dollars)
	(unaudited)	(audited)
	Six Months Ended	Year Ended
	August 31	February 29
	2004	2004
ASSETS
CURRENT
Cash and short-term deposits	$ 8,989,364	$ 10,731,587
Accounts receivable	187,550	82,813
Prepaid expenses and deposits	277,424	199,991
TOTAL CURRENT ASSETS	9,454,338	11,014,391
RECLAMATION DEPOSIT	22,320	22,706
MINERAL PROPERTIES (Note 5)	21,546,195	18,425,375
PROPERTY, PLANT AND EQUIPMENT (Note 2)	4,448,760	3,216,109
TOTAL ASSETS	$ 35,471,613	$ 32,678,581

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 683,661	$ 379,992
TOTAL CURRENT LIABILITIES	683,661	379,992
TOTAL LIABILITIES	$ 683,661	$ 379,992

SHAREHOLDERS' EQUITY
Share capital (Note 6)
Authorized
50,000,000 preferred shares without par value
250,000,000 common shares without par value
Issued
131,825,308 (2004 – 120,486,544 shares)	$ 45,274,558	$ 41,762,104
Contributed surplus	734,496	734,496
Deficit, accumulated during exploration stage	(11,221,102)	(10,198,011)
TOTAL SHAREHOLDERS' EQUITY	34,787,952	32,298,589
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 35,471,613	$ 32,678,581

APPROVED BY THE BOARD
“ Mari - Ann Green ” Director
“ J. Scott Bending “ Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
	(unaudited)		(unaudited)
	Three Months Ending		Six Months Ending
	August 31	August 31	August 31	August 31
	2004	2003	2004	2003
EXPENSES
Accounting and audit	$ 101,705	$ 31,173	$ 148,871	$ 60,115
Administration	79,875	21,735	108,625	43,470
Advertising and promotion	78,945	-	141,516	2,594
Bank charges and interest	534	57,587	1,224	114,730
Depreciation	13,245	10,233	24,402	20,586
Foreign exchange loss (gain)	20,313	7,127	9,633	(8,289)
Legal fees	11,766	193	30,229	8,397
Listing and filing fees	31,313	9,658	34,456	14,709
Management fees	10,914	357	14,078	2,138
Office	53,371	16,350	87,193	30,177
Shareholder information	24,496	10,075	50,700	11,923
	$ 426,477	$ 164,488	$ 650,927	$ 300,550
LOSS BEFORE
UNDERNOTED ITEMS	(426,477)	(164,488)	(650,927)	(300,550)

OTHER INCOME	53,383	589	107,836	787

STOCK-BASED COMPENSATION	(480,000)	-	(480,000)	(245,910)

NET LOSS FOR THE PERIOD	$ (853,094)	$ (163,899)	$ (1,023,091)	$ (545,673)

DEFICIT at beginning of period	(10,368,008)	(9,019,498)	(10,198,011)	(8,637,724)

Deficit at end of period	$ (11,221,102)	$ (9,183,397)	$ (11,221,102)	$ (9,183,397)

Basic and fully diluted loss per share	$0.00	$0.00	($0.01)	$0.00

Weighted average number of shares outstanding	128,670,292	61,187,624	128,670,292	61,187,624

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	(unaudited)		(unaudited)
	Three Months Ending		Six Months Ending
	August 31	August 31	August 31	August 31
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss for the period	$ (853,094)	$ (163,899)	$(1,023,091)	$ (545,673)
Items not involving cash
Depreciation	13,245	10,233	24,402	20,586
Financing cost	-	34,244	-	68,488
Stock-based compensation	480,000	----	480,000	245,910

Change in non-cash operating
working capital items
Accounts receivable	(37,046)	(3,318)	(104,737)	(7,466)
Prepaids	2,245	4,715	(77,433)	5,868
Accounts payable	17,443	162,716	303,669	173,964
	(377,207)	44,691	(397,190)	(38,323)

FINANCING ACTIVITIES
Lease obligation	-	(2,046)	-	(4,504)
Share capital issued for cash	2,562,688	1,451,546	3,032,454	1,451,546
Convertible debenture interest	-	-	-	(64,500)
Convertible debenture accretion	-	22,510	-	45,021
Share issue expenses	-	(53,474)	-	(58,680)
Subscriptions	-	(82,500)	-	-
	2,562,688	1,336,036	3,032,454	1,368,883
INVESTING ACTIVITIES
Mineral property expenditures	(2,063,215)	(292,325)	(3,120,820)	(399,022)
Property, plant and equipment	(525,379)	(117,108)	(1,257,053)	(200,714)
Reclamation deposits	855	(292)	386	476
	(2,587,739)	(409,725)	(4,377,487)	(599,260)

NET CASH INFLOW (OUTFLOW)	(402,258)	971,002	(1,742,223)	731,300

CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	9,391,622	33,875	10,731,587	273,577

CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 8,989,364	$ 1,004,877	$ 8,989,364	$ 1,004,877

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2004

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the precious metals refining business.  The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”), located in Lemhi County, Idaho, near the town of Salmon.  The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished and intends to utilize to process third party, high content precious metals material to produce high purity bullion.

These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd., a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company’s audited consolidated financial statements for the year ended February 29, 2004.

2.

PROPERTY, PLANT AND EQUIPMENT

	August 31			February 29,
	2004			2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land and building	$ 176,351	$ 41,929	$ 134,422	$ 136,479
Plant	4,128,771	-	4,128,771	2,986,027
Office furniture, fixtures and equipment	485,725	322,205	163,520	67,277
Vehicle	83,492	61,445	22,047	26,326
	$ 4,874,339	$ 425,579	$ 4,448,760	$ 3,216,109

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2004

3.

DEFERRED FINANCING COST

	August 31,	February 29,
	2004	2004
Promissory Notes Warrants	$ -	$ 140,000
Convertible Debentures Warrants (Note 8)	-	369,405
Convertible Debentures Broker Fee (Note 8)	-	60,000
Convertible Debentures Issue Expenses	-	120,000
	-	689,405
Accumulated Amortization	-	(689,405)

	$ -	$ -

For the year ended February 29, 2004, deferred financing costs of $27,096 (2003 - $27,096) were charged to financing costs and $83,550 (2003 - $Nil) were charged to share capital upon conversion of the debentures.  As at February 29, 2004 and August 31, 2004 there were nil deferred financing costs.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2004

4.

CONVERTIBLE DEBENTURES

	August 31,	February 29,
	2004	2004
7.5% p.a. secured, convertible redeemable debentures	$ -	$ -

On April 3, 2002, the Company closed a private placement of 800 units (where a unit consists of $1,000 principal amount debenture and 3,333 warrants) consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures (the “Debentures”) in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of 60 units consisting of Debentures in the total principle amount of $60,000 and 519,980 warrants, exercisable on the same terms as the private placement warrants, was incurred in connection with the placement.  Management has recorded certain fees as Deferred Financing Costs that are amortized into operations on a straight-line basis over the term of the debt (Note 3).  Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

The Company had the right in certain circumstances to redeem the Debentures.  The Debentures have been accounted for as a compound financial instrument comprising both a financial liability and an equity instrument and the Company determined that the equity component of the secured convertible debentures amounted to $325,000. This amount represents the fair value of the holder's option to convert the debentures into common shares.

On December 9, 2003 and February 24, 2004 the holders of the debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share. The Company issued 3,440,000 common shares upon conversion of the debentures.

At the time of conversion the carrying amount of the financial liability included accretion of $141,053 for the principal portion and $80,254 for the interest portion of the liability.  Deferred broker fees and expenses with a value of $36,000 were charged to financing costs and $111,000 were charged to share capital upon conversion of the debentures.

The share purchase warrants were valued at $369,405 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company’s share price of 77% and a weighted-average risk free rate of 4.91%.  The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost.

For the year ended February 29, 2004, deferred financing costs of $73,880 (2003 - $67,723) were charged to financing costs and $227,802 was charged to share capital upon conversion of the debentures.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2004

5.

RESOURCE PROPERTIES

Resource properties at August 31, 2004 consist of:

	August 31,	February 29,
	2004	2004
Idaho Cobalt Belt
Idaho Cobalt Project	$ 17,272,460	$ 14,351,832
Black Pine	3,204,920	3,192,197
Badger Basin	101,084	97,096
	20,578,464	17,641,125

Other Projects
Morning Glory/Wallace Creek	387,677	379,657
El Milagro	246,855	234,256
Flin Flon	65,645	65,645
Queen of the Hills	27,896	26,016
Compass/Kernaghan	2,268	2,268
Virgin River	10,476	9,590
Other	226,914	66,818
	967,731	784,250
	$ 21,546,195	$ 18,425,375

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2004

6.

SHARE CAPITAL

a)

During the period ended August 31, 2004, the Company issued 9,150,199 common shares for gross proceeds of $2,766,269 on exercise of share purchase warrants and issued 988,565 common shares for gross proceeds of $266,185 on exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on issuance of shares from the share-based compensation plan.

Common shares issued and outstanding

	Common shares without par value
	Shares	Amount

Balance, February 29, 2004	120,486,544	$ 41,762,104
Issuance of common shares for cash	11,338,764	3,512,454

Balance August 31, 2004	131,825,308	$ 45,274,558

b)

As at August 31, 2004 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date

1,413,000	$0.25	February 26, 2005
125,000	$0.15	May 12, 2005
165,000	$0.34	July 18, 2005
200,000	$0.18	October 20, 2005
50,000	$0.36	November 16, 2005
285,000	$0.62	January 09, 2006
200,000	$0.50	April 19, 2006
2,688,435	$0.15	May 12, 2006
150,000	$0.53	June 29, 2006
5,276,435

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2004

(i)

As at August 31, 2004, outstanding exercisable stock options were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	August 31,	Exercise	February 29,	Exercise	February 28,	Exercise
	2004	Price	2004	Price	2003	Price
Balance outstanding,
beginning of year	5,915,000	$ 0.22	4,500,000	$ 0.27	4,637,500	$ 0.27
Activity during the year
Options granted	350,000	0.41	3,800,000	0.19	680,000	0.27
Options exercised	(988,565)	0.27	(915,000)	0.22	-	-
Options cancelled/expired	-	-	(1,470,000)	0.27	(817,500)	0.26
Balance outstanding,
end of period	5,276,435	$ 0.24	5,915,000	$ 0.22	4,500,000	$ 0.27

(ii)

During the year ended February 29, 2004, 505,000 (2003 - 250,000) stock options were issued to non-employees and non-directors.  Using the fair value method for stock based compensation, consulting costs of $48,840 (2003 - $38,876) were capitalized to mineral properties.  This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 96% (2003 - 98%) and a weighted average risk free rate of 3.74% (2003 - 4.13%).

As a result of 3,010,000 stock options granted during the period ended August 31, 2003, the Company recognized $245,910 (August 31, 2004 – nil) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing method.

c)

As at August 31, 2004 outstanding warrants were as follows:

Number of
Warrants	Exercise Price	Expiry Date
405,000	$0.25	March 01, 2005
81,250	$0.25	June 02, 2005
1,266,387	$0.23	August 22, 2005
19,919,999	$0.50	December 05, 2005
1,963,800	$0.35	December 05, 2005
618,000	$0.50	March 22, 2006
1,333,333	$0.30	February 05, 2007
1,853,180	$0.30	April 03, 2007
27,440,949

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2004

i)

The changes in warrants during the previous periods were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	August 31,	Exercise	February 29,	Exercise	February 28,	Exercise
	2004	Price	2004	Price	2003	Price
Balance outstanding,
beginning of year	36,591,148	$ 0.41	26,751,377	$ 0.32	6,444,833	$ 0.49
Activity during the period
Warrants issued	-	-	23,776,434	0.47	22,496,544	0.30
Warrants exercised	(9,150,199)	0.30	(13,115,163)	0.24	-	-
Warrants expired/cancelled	-	-	(821,500)	0.50	(2,190,000)	0.60
Balance outstanding,
end of period	27,440,949	$ 0.42	36,591,148	$ 0.41	26,751,377	$ 0.32

7.

RELATED PARTY TRANSACTIONS

a)

During the period ended August 31, 2004, the Company incurred:

(i)

Administration fees of $108,625 (2003 - $43,470) to a director and financial services fees of $ 81,375 (2003 – $32,430) to an officer; and

(ii)

Resource property expenditures, including consulting fees, of $191,770 (2003 - $82,026) to directors.

b)

As at August 31, 2004, accounts payable include $1,618 (2003 - $12,836) due to directors and officers.

8.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	August 31,	February 29,
	2004	2004
Canada	$ 237,672	$ 175,127
United States	25,529,530	21,251,588
Mexico	250,074	237,475
	$ 26,017,276	$21,664,190

9.

SUBSEQUENT EVENTS

Subsequent to August 31, 2004 the Company

a) was named as the defendant in a lawsuit commenced by MFC Bancorp Ltd. that claims $50,000 is payable to it by the Company.  The Company denies the claim and is defending the lawsuit.